Karen N. Winnett
(949) 623-3536
kwinnett@prestongates.com

May 25, 2005

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc.
(formerly Cornerstone Realty Fund, Inc.)
Registration No. 333-121238

Dear Mr. Shady:

     This letter is provided in response to the comment letter of the Securities and Exchange Commission (the “Staff”) dated April 29, 2005 with respect to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 filed by Cornerstone Core Properities REIT, Inc. (formerly Cornerstone Realty Fund, Inc., the “Company”) on April 13, 2005, Registration No. 333-121238. A responsive Pre-Effective Amendment No. 2 has been filed concurrently herewith via EDGAR and has been marked to show changes from Pre-Effective Amendment No. 1. This letter keys the registrant’s responses to the Staff’s numbered comments and the Staff’s comments appear in italicized text to facilitate your review.

General

1. Refer to comment 1. We have the following comments relating to your supplemental materials:

•	Refer to Tab A. You state that “According to the National Association of Real Estate Investment Trusts (NAREIT) and the National Counsel of Real Estate Investment Fiduciaries (NCR EIF) ...” traded REITs have outperformed non-traded real estate companies by 5.25% annually. In comparing publicly-traded REITs to private real estate, you rely on NCREIF’s NPI index. Our understanding is that the NPI index reflects unleveraged returns, before deducting any management fees, of investment grade properties as reported by institutional investors and is not a measure of non-traded REIT performance. Since the NCREIF index does not relate to common stock in non-traded REITs and since the data referenced and relied upon for non-traded properties is not

A LAW FIRM     A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

1900 MAIN STREET   SUITE 600   IRVINE, CA 92614-7319   TEL: {949} 253-0900   FAX: {949} 253-0902   WWW.PRESTONGATES.COM

Anchorage     Beijing     Coeur d’Alene     Hong Kong     Orange County     Portland     San Francisco     Seattle     Spokane     Taipei     Washington, DC

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

relevant to your targeted portfolio, please remove the references to the NCREIF NPI index and the conclusions that you attribute to it.

We respectfully submit that the NCREIF index is relevant to investors in making an investment decision and have revised the disclosure on page 6 of the prospectus to explain management’s belief as to the relevance of the data as it relates to volatility. The revised disclosure also includes cautionary language stating that the NCREIF index also reflects higher returns than the Company’s stockholders are likely experience because the management fees the Company pays will reduce returns. The Company will purchase investment quality properties that would otherwise be available primarily to institutional investors. The NCREIF index tracks performance of institutional quality properties owned on an all cash basis. Management believes that its targeted portfolio which will also be owned on an all cash basis is substantially the same as from the properties reported by institutional investors which form the basis for the NCREIF index.

•	Please revise the disclosure referenced in Tab B and Tab C to be consistent with the comment above.

The disclosure in Q&A “What has been the experience of non-traded real estate compared to the S&P 500?,” which was based on the data referenced in Tab B, has been deleted from page 7 of the prospectus. Management believes that disclosure on page 7 based on the data in Tab C, which states that according to NCREIF, over the past 10 years, industrial properties have historically tended to be among the top performing segments in real estate compared to investments in retail and office properties on a total return basis, presents a fair comparison of investments in different types of properties which is meaningful to investors.

2. We note your response to our comment 4. We also note that you will request a no-action position under Regulation M and Rule 13e-4 under the Exchange Act for your stock repurchase plan. Please be advised that your plan may be subject to compliance with Regulation M and the tender offer rules unless you receive the requested relief.

The Company acknowledges that the stock repurchase plan may be subject to compliance with Regulation M and the tender offer rules unless it receives the requested relief.

3. Your response to comment 10 indicates that the private placement of 27,933 shares to your advisor should not be integrated with this public offering because of policy grounds. The policy position articulated in Black Box Incorporated (avail. June 26, 1990) and clarified in Squadron, Ellenoff, Plesant & Lehrer (avail. Feb. 28, 1992) is limited to situations where the unregistered offering is made to no more than two or three large, institutional, accredited

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

investors. We note your statement that your advisor is an accredited investor. Please supplementally confirm that your advisor is also an institutional investor.

In view of the potential for integration of the proposed private placement with the public offering, the Company has decided not to issue the 27,933 shares. Instead, the advisor proposes to satisfy the requirements of the NASAA Statement of Policy Regarding Real Estate Investment Trusts by investing $200,000 in Cornerstone Operating Partnership, L.P. in exchange for limited partnership interests.

4. We note your response to comment 11. Please revise your Management section to use the term “promoter.”

The “Management” section of the prospectus on page 36 has been revised to identify Terry G. Roussel as the promoter.

Prospectus Cover Page

5. Please revise to state the date the offering will end and the minimum purchase requirement. Refer to Item 501(b)(8) of Regulation S-K.

The Prospectus cover page has been revised to state that if the Company sells $1,000,000 of stock in the primary offering, then it may continue to offer shares in the primary offering until the earlier of ___, 2005 (the date two years after the date of the prospectus will be inserted in the final prospectus), or until the maximum primary offering amount is raised. The disclosure concerning the minimum purchase requirement was previously included on the cover page.

6. Please consider eliminating or reducing the amount of information on the cover page relating to your prior programs. This information is better suited for the prospectus summary or the body of the prospectus. The cover page should be limited to information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision.

The Company believes that the information on the cover page relating to the prior programs is key to an investment decision, but has reduced this information on the cover page to one sentence.

Prospectus Summary, page 1

7. Refer to comment 26. Your response indicates that your disclosure has been modified to provide that the subscribers’ funds will be returned promptly; however, we are unable to locate the disclosure. Please advise or revise.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

The prospectus summary on page 1 has been revised to state that if the Company does not raise the minimum of $1,000,000 prior to ___, 2006 (one year from the date of this prospectus), the Company will promptly return all funds in the escrow account (including interest), and will stop selling shares. The word “promptly” has also been added to the same disclosure at the bottom of the cover page.

Questions and Answers About This Offering, page 6

What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?, page 9

8. Please revise to state the maximum fee amounts, rather than the expected averages. Similarly, please revise the description of monthly asset management fees and property disposition fees to state that the fees are “equal to” the stated percentages rather than “expected to be.”

The disclosure has been revised as requested.

How will I be notified of how my investment is doing?, page 12

9. You indicate that you will provide shareholders periodic updates on the performance of your stock, in your discretion and with shareholder consent via various methods including electronic delivery. Please supplementally explain your procedures for electronic delivery of your annual reports and supplements to the prospectus.

Please refer to the additional information that has been added on page 113 under the heading “Electronic Delivery of Documents” and on page A-7 of the form of Subscription Agreement under the heading “Consent to Electronic Delivery of Documents” which describe the Company’s anticipated procedures for electronic delivery of documents.

10. Supplementally, please explain why you have used 55,400,000 shares to calculate the maximum gross proceeds in the offering. We note that 1,562,500 shares will be issued for no additional consideration to record holders in the special distribution. Thus, it does not appear to be appropriate to include those shares in the gross offering proceeds. Please revise or advise.

The 55,400,000 shares used to calculate the maximum gross proceeds is based on 44,400,000 shares offered in the primary offering at a maximum offering price of $8.00 per share (for maximum gross proceeds of $355,200,000) and 11,000,000 shares to be offered pursuant to the distribution reinvestment plan at a maximum offering price of $7.60 per share (for maximum gross proceeds of $83,600,00).

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

The combined maximum gross proceeds is $438,800,000 and does not include any proceeds from the special distribution of 1,562,500 shares.

Our Advisor, page 42

11. Please expand the discussion of Mr. McFarland’s business experience to include his position as the general partner and managing member of limited liability companies that acquire raw land and process entitlements for such land to sell to developers. We note your response to prior comment 54.

Mr. McFarland resigned as a director of Cornerstone Ventures, Inc. on May 5, 2005. Accordingly, information concerning Mr. McFarland has been deleted from the prospectus.

Management Compensation, page 46

12. You indicate in the second paragraph on page 47 that the acquisition fees will be paid to your advisor as money is raised in this offering. Please revise to quantify the amount of gross offering proceeds that you will advance to your advisor. If the amount is not fixed, please disclose how you will determine the amount. Provide similar clarification in footnote (4).

The disclosure on page 47 has been revised to state that the acquisition fees will be equal to 2%. The acquisition fee will not be variable based on the complexity of the acquisition and due diligence involved as previously contemplated. Footnote (4) has been revised accordingly.

13. We note your response to comment 62 and your statement that you do not need to discuss the effects if you leverage your properties because you will not own properties with permanent debt financing. We also note that your charter would not prohibit you from using up to 75% leverage in the acquisition of your real estate investments. Since there is no assurance that you will not use leverage to acquire your properties, please revise the footnote as previously requested to discuss the effect of leverage on your asset management fee. Also, explain in more detail how you concluded that your asset management fee of 1.25% is equivalent to a 0.625% fee charged by other companies using a 50% leverage. Provide similar clarification in footnote (4). Alternatively, delete the language comparing your asset management fee to other companies that use leverage.

Footnote (5) on page 51 has been revised to disclose that the use of leverage will have the effect of increasing the asset management fee as a percentage of the amount of equity contributed by investors because the asset management is calculated as a percentage of average invested assets, which includes amounts invested in real estate using borrowed funds. In addition, the language in footnotes (4) and (5) comparing the Company’s acquisition fee and asset

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

management fee, respectively, to such fees charged for leveraged funds has been deleted.

Approval of our Independent Directors, page 56

14. We note your response to prior comment 66. Supplementally, please confirm that you will identify in the prospectus any new directors elected before the effective date of the registration statement.

The Company will identify in the prospectus any new directors elected before the effective date of the registration statement.

Investment Objectives and Acquisition Policies, page 59

15. We note your response and revision to comment 67. Supplementally, provide a copy of the Torto Wheaton Research report that that you cite. The material should be dated and appropriately marked to identify the supporting information.

A copy of the data obtained from Torto Wheaton Research, marked to identify the supporting information, is provided supplementally herewith.

Plan of Operation, page 67

General, page 67

16. You indicate in your response to comment 68 that your “advisor” may establish reserves from the gross proceeds of this offering. You also indicate in the second paragraph on page 67 that “’we’” may also establish reserves from gross proceeds of this offering. Please revise to indicate whether your advisor may establish reserves from the gross proceeds of this offering.

The Company, not the advisor, may establish reserves. The reference to the “advisor” in the second paragraph on page 67 has been changed to “we.”

Liquidity and Capital Resources, page 67

17. The disclosure in this section states that you will repay advances from your advisor and reimburse your advisor up to 15% of the gross offering proceeds. Disclosure on page 47, however, indicates that your advisor will pay offering expenses in excess of 5% of gross offering proceeds. Please revise to reconcile these two statements or advise.

The disclosure on page 47 has been revised to clarify the distinction between the 5% and the 15% thresholds. The 5% limitation relates to organization and offering expenses other than sales commissions and dealer manager fees as

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

explained in footnote (3) on page 50. The 15% limitation includes the organization and offering expenses listed under “Organization and Offering Expenses” on page 46 and further described in footnote (3) on page 50 that are subject to the 5% sublimit, plus sales commissions and dealer manager fees. The table on page 109 under “Plan Of Distribution – Organization and Offering Expenses” provides further clarification.

Prior Performance Summary

Public Program, page 73

18. It does not appear that the activities of Cornerstone Realty Fund, LLC have been included in the prior performance tables. Please advise us why this program has been excluded from the tables, or revise as necessary in accordance with Guide 5.

Information for Cornerstone Realty Fund, LLC has not been included (i) with respect to tables I, II, and III, because the offering by Cornerstone Realty Fund, LLC of its limited liability company interests has not closed, (ii) with respect to table IV, because it is not a completed program, and (iii) with respect to table V because there has not been any sales or dispositions of properties by the program.

Federal Income Tax Considerations, page 74

19. Refer to the second full paragraph on page 75. Please revise to clarify that Preston Gates & Ellis is of the opinion that you will qualify for taxation as a REIT, rather than stating that you are “in a position” to qualify.

We have made the requested revision.

Plan of Distribution, page 107

20. We note your response to comment 76. Supplementally, please provide copies of all relevant screen shots from the dealer manager’s website showing how investors will access the prospectus and subscription documents. Also, please advise us in the event that you decide to post offering subscription documents on your website and provide us with the relevant screen shots from your website.

Copies of relevant screen shots from the web site for Cornerstone Realty Fund, LLC are provided supplementally herewith. If the Company decides to post subscription documents on its web site relating to this offering, the Company will provide you with the relevant screen shots.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

21. We note your response to comment no. 78; however, we are unable to locate the requested disclosure. Please advise or revise.

The example referenced in our response to prior comment no. 78 was added on page 96 under “Distribution Reinvestment Plan – Stock Purchases” in Pre-Effective Amendment No. 1 and further clarification concerning the fees and commissions was added on page 96 under “Distribution Reinvestment Plan – Fees and Commissions.” In this Pre-Effective Amendment No. 2, we have added a similar example under “Sales Pursuant to our Distribution Reinvestment Plan” on page 108.

Balance Sheet, page F-3

22. Please update your balance sheet in accordance with Rule 3-12 of Regulation S-X. An audited balance sheet as of December 31, 2004 must be presented in the next amendment if the registrant has a calendar year end.

An audited balance sheet as of December 31, 2004 is presented in this Pre-Effective Amendment No. 2.

Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

23. We note your response to comment 79 and await a revision of your purchase price allocation policy to disclose the method you will use to allocate the purchase price of acquired properties to tangible, as well as intangible assets. We also note in your response that you plan to allocate the purchase price of properties acquired based on the relative fair value of the land, improvements and intangible assets. Please be aware that if a property purchased constitutes a business acquisition under EITF 98—3, the purchase price must be allocated based upon the component assets’ fair values, not relative fair values, in accordance with SFAS 141.

Note 2 on page F-5 has been revised as requested.

Prior Performance Tables

Table V: Results of Completed Programs for the Period January 1, 1999 through December 31, 2004

24. We note your response to comment 84 in which you state that Profit from Sales is determined after deducting carry costs of mortgage financing. Based on Table V, it appears that

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
May 25, 2005

Profit from Sales is calculated by subtracting Total Acquisition Cost from the Net Sales Price. Please supplementally advise us of the relationship between Total Acquisition Cost and the carry costs of mortgage financing for the properties in this table. Please also advise us of the consideration you gave to the carrying value of the properties, in addition to the carry costs of related mortgages, when determining the Profit from Sales.

The heading “Total Acquisition Cost” has been re-titled “Total Acquisition and Improvement Costs.” Amounts include acquisition costs, capital improvements, closing and soft costs but do not include the carry costs of mortgage financing. Insofar as “Total Acquisition and Improvement Costs” includes costs of capital improvements, the carrying value of the properties is considered when determining Profit from Sales.

Exhibit 8.1 – Tax Opinion

25. Refer to numbered paragraph 2 on page 2 of the opinion letter. Please provide a revised opinion that states the first year for which yon will qualify as a REIT under the Code. We note disclosure in the prospectus indicating that you will qualify for your taxable year ending December 31, 2005.

The opinion has been revised as requested.

Very truly yours,

Preston Gates & Ellis llp

/s/ Karen N. Winnett